Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 30, 2020

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 30, 2020

SUMMARY

1	PURPOSE	3
2	CALL FOR THE ESM	4
3	PLACE OF ESM	4
4	INFORMATION ON ATTENDANCE AT THE ESM	5
5	INSTALLATION OF THE ESM	6
6	MAJORITY TO APPROVE THE MATTERS	7
7	MINUTES OF THE ESM	7
8	CORPORATE APPROVALS	8
9	DOCUMENTS FOR CONSULTATION	8
10	CONCLUSIONS	8
EXHIBIT I		9
EXHIBIT II		16
EXHIBIT III		20
EXHIBIT IV		23
EXHIBIT V<		27
EXHIBIT VI		35

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 30, 2020

Dear shareholders,

The Board of Directors of Gafisa S.A., a corporation headquartered in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, n.º 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900, with its articles of incorporation filed at the Board of Trade of the State of São Paulo under NIRE No. 35.300.147.952, enrolled with the Corporate Taxpayer’s ID (CNPJ) No. 01.545.826/0001-07, registered at the Brazilian Securities and Exchange Commission (“CVM”) as category  “A” publicly-held company, under the Code No. 01610-1 (“Company”), pursuant to Article 124 of Law No. 6.404 of December 15, 1976, as amended (“Brazilian Corporation Law”) and Articles 3 and 5 of CVM Instruction No. 481 of December 17, 2009, as amended (“ICVM 481/09”), hereby calls the Company’s shareholders for an Extraordinary Shareholders’ Meeting to be held on first call on APRIL 30, 2020, at 10:00 a.m., at the Company’s headquarters (“ESM”), in compliance with prevailing corporate laws and provisions of the Company’s bylaws (“Proposal”).

1.       PURPOSE

1.                   Concerning the acquisition of all UPCON Incorporadora S.A.’s shares (“UPCON”), the following matters shall be resolved in a jointly and binding manner and no resolution included in this item shall be considered severally approved, valid and effective, unless other resolutions are also approved, valid and effective:

a.      Analysis and approval of Gafisa’s acquisition of all shares issued by UPCon, and the stock purchase and sale agreement was signed based on authorization granted by the Board of Directors, converting UPCon into a wholly-owned subsidiary of the Company, pursuant to Article 251 of Law No. 6.404/76;

b.      Approval of the Company’s capital increase in the amount of R$310,001,000.00;

c.       Approval to issue two (2) series of convertible debentures to deal with UpCON transaction, authorizing the Board of Directors to take the measures necessary for its implementation;

d.      Definition of a term, not less than 30 days for shareholders’ exercise of their preemptive right in the subscription of the capital increase, as well as the subscription of convertible debentures, pursuant to Article 171, Paragraph 2 of the Brazilian Corporation Law;

2.                   Subject to the approval of item 1, approve (i) the change in the Board of Directors, which then will be composed of 7 to 8 members; (ii) the election of a member of the Board of Directors.

3.                   Approve the proposal for the Company’s Share Buyback Program.

Accordingly, the following sections will analyze the items listed above, mentioned in the agenda of the ESM, and related justifications which led Management to formulate this Proposal.

2.       CALL FOR THE ESM

Pursuant to the Brazilian Corporation Law, the first publication of announcement of the call for publicly-held companies’ general meeting shall be made, at least, fifteen (15) days in advance of the general meeting. In addition, Article 8 of CVM Instruction No. 559 of March 27, 2015, determines that the issuer company of shares to back the Depositary Receipts Program, shall call for the general meeting, at least, thirty (30) in advance.

The publication of call announcement shall be made on the webpage of CVM and the market management entity where the Company’s securities are accepted for trading (Article 289, caput of the Brazilian Corporation Law), without prejudice of its availability on the Company’s webpage (Article 289, Paragraph 2 of the Brazilian Corporation Law), as well in the Official Gazette of the State of São Paulo and in the newspaper O Estado de São Paulo, which shall be made on this date, as well as on March 31 and April 1, 2020.

In the specific case of the Company, considering the issue of American Depositary Receipts sponsored by the Company, the call for the ESM was made, at least, thirty (30) days in advance through the call notice published on the webpage of CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the Company.

3.       PLACE OF ESM

In attention of provisions of the Brazilian corporation law, the ESM shall be held at the Company’s headquarters, in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900.

4.       INFORMATION ON ATTENDANCE AT THE ESM

Pursuant to Article 126 of the Brazilian Corporation Law to attend the ESM, shareholders shall submit to the Company the following documents:

(i)             original or certified copy of identity document (General Registry Identity Document - RG, driver’s license (CNH), passport, identity documents issued by professional associations or professional identity cards issued by bodies of Public Administration, as long as they include holder’s photo);

(ii)            receipt issued by financial institution providing bookkeeping services for the Company’s shares, within five (5) days in advance of the ESM;

(iii)           in the assumption of shareholder’s representation, original or certified copy of notarized proxy instrument, duly regularized as provided for by laws; and

(iv)           concerning shareholders participating in the fungible custody of registered shares, a statement containing respective equity interest, issued by appropriate body, within forty-eight (48) hours in advance of the ESM.

The corporate shareholder’s representative shall submit a simple copy of the following documents, duly registered at the appropriate body: (a) charter or bylaws; and (b) corporate act electing manager who will (b.i) attend the ESM as the legal entity’s representative, or (b.ii) sign the proxy so that a third party represents the corporate shareholder.

As far as investment funds are concerned, quotaholders’ representation at the ESM shall be incumbent upon asset management company, observing the provisions of the fund’s regulations. In this case, the asset management company’s representative, besides the corporate documents mentioned above relating to the management company, shall submit a simple copy of the fund’s regulations, duly registered at the appropriate body.

For attendance by means of an attorney-in-fact, proxy should have been granted less than one (1) year, pursuant to Article 126, Paragraph 1 of the Brazilian Corporation Law. In compliance with provisions of Article 654, Paragraphs 1 and 2 of Law No. 10.406/2002 (“Civil Code”), the proxy instrument shall indicate the place where it was granted, the  full qualification of grantor and grantee, date and objective of the grant, designation and extension of powers granted, containing grantor’s notarized signature.

The Company’s individual shareholders only may be represented at the ESM by attorney-in-fact who is the Company’s shareholder, manager, attorney or financial institution, as provided for in Article 126, Paragraph 1 of the Brazilian Corporation Law. Corporate shareholders of the Company may be represented by attorney-in-fact empowered pursuant to its charter or bylaws and according to the Brazilian Civil Code rules, and this person does not have necessarily to be the Company’s manager, shareholder or attorney (CVM Proceeding No. RJ2014/3578, judged on 11/04/2014).

Shareholders’ documents issued abroad shall contain the signatories’ notarization by notary public, or apostille attached or, if country issuing the document is not a signatory of Hague Convention, they shall be legalized at the Brazilian Consulate, translated by a sworn translator enrolled with the Board of Trade, and registered at the Registry of Deeds and Documents.

For a better organization of the ESM, the Company requests its shareholders to deposit the documents necessary to attend the ESM, at least, forty-eight (48) hours in advance, in attention of the Investor Relations Department at the Company’s headquarters, also via e-mail, at the address (ri@gafisa.com.br).

However, the Company points out that the previous forward of documentation only aims at speeding up the process, and it is not a prerequisite to attend the General Meeting called herein. Subsequently, shareholders may attend the General Meeting even though they did not send the documentation mentioned above previously, but only submitting them upon opening of the General Meeting, as provided for in Paragraph 2 of Article 5 of ICVM 481/09.

5.       INSTALLATION OF THE ESM

As a general rule, as provided for in Article 125 of the Brazilian Corporation Law, the general meetings shall be installed, on first call, with the attendance of shareholders holding, at least, one fourth (1/4) of voting right shares, and on second call, with any number of shareholders holding voting right shares.

On the other hand, the extraordinary shareholders’ meetings with the purpose of restating bylaws only shall be installed, on first call, with the attendance of shareholders owning shares representing, at least, two thirds (2/3) of the voting right capital stock, pursuant to Article 135 of the Brazilian Corporation Law.

Considering that the agenda contemplates the amendment of Articles 5 and 6, caput, of the Company’s Bylaws, the ESM only shall be installed, on first call, with the attendance of shareholders owning shares representing, at least, two thirds (2/3) of the capital stock.

If the ESM cannot be installed on first call, new call announcements shall be appropriately made by the Company, and the ESM may be installed, on second call, with the attendance of shareholders holding any number of voting right shares.

6.       MAJORITY TO APPROVE THE MATTERS

The resolutions of general shareholders’ meetings, subject to the exceptions provided for by laws, shall be taken by absolute majority votes of attending shareholders, excluding the abstentions (Article 129 of the Brazilian Corporation Law).

Since the matters to be analyzed at the ESM are not subject to the approval of a qualified majority, resolutions shall be taken by absolute majority of votes of attending shareholders, not computing the abstentions.

7.       MINUTES OF THE ESM

Pursuant to Article 130, caput of the Brazilian Corporation Law, general meetings’ works are documented in writing in minutes drawn up in the “Book of Minutes of General Meetings” to be signed by members of the presiding board and attending shareholders. Although it is advisable that all attending shareholders sign the minutes, it shall be valid if signed by shareholders owning sufficient shares to compose the majority required in ESM deliberations.

As long as authorized by general meeting, it is possible to draw up the minutes in the summary format of facts occurred, including dissenting votes and protests, only containing the transcription of resolutions taken, as authorized by Article 130, Paragraph 1 of the Brazilian Corporation Law. In this case, proposals or documents submitted to the meeting, as well as declarations of vote or dissenting vote referred to in the minutes, shall be numbered, certified by the presiding board and by any shareholder requesting it, and filed at the company. In addition, the presiding board, upon request of the shareholder interested, shall certify a copy of the proposal, declaration of vote or dissenting vote, or protest submitted.

Pursuant to Article 130, caput of the Brazilian Corporation Law, certificates of the minutes of general meeting shall be drawn up, duly certified by chairman and secretary, which shall be electronically sent to CVM and B3 and registered at the board of trade of the State where the company’s headquarters are located. Pursuant to Article 130, Paragraph 2 of the Brazilian Corporation Law, listed companies may, as long as authorized by general meeting, disclose the minutes omitting shareholders’ signatures.

Therefore, Management proposes the minutes of the ESM to be drawn up in the summary format of facts occurred, observing the requirements mentioned above, and published omitting shareholders’ signatures.

8.       CORPORATE APPROVALS

The proposals for the ESM were analyzed by the Company’s Board of Directors, which approved them, in meetings held on March 26 and 27, 2020.

9.       DOCUMENTS FOR CONSULTATION

All documents relating to the matters proposed are available for your consultation on the webpages of the Company (www.gafisa.com.br/ri), B3 (www.b3.com.br) and CVM (www.cvm.gov.br).

10.  CONCLUSIONS

Due to the reasons mentioned above, the Company’s Management submits this present Proposal for your analysis and recommends its approval.

São Paulo, March 31, 2020.

Leo Julian Simpson

Chairman of the Board of Directors

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2020

EXHIBIT I

Information of Exhibit 14 of ICVM 481/09

__________________________________________________________

1. Inform the amount of increase and new capital stock

The total amount of the Company’s capital increase shall be three hundred, ten million and one thousand Reais (R$310,001,000.00) of which (i) one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20), corresponding to the minimum increase amount, shall be subscribed from the private issue of forty-two million, eight hundred, thirty-five thousand, six hundred and two (42.835,602) common shares, at the unit price of four Reais and ten centavos (R$4.10) and (ii) the remaining amount of one hundred, thirty-four million, three hundred, seventy-five thousand, thirty-one Reais and eighty centavos (R$134,375,031.80), shall correspond to the private issue, this time, of thirty-two million, seven hundred, seventy-four thousand, three hundred and ninety-eight (32,774,398) common shares, also at the unit price of four Reais and ten centavos (R$4.10).

Thus, if total amount of increase is fully subscribed, without subsequent capital decrease, the new capital stock of the Company shall be three billion, two hundred, thirty-six million, two hundred, eighty-one thousand, three hundred, eighteen Reais and fourteen centavos (R$ 3,236,281,318.14). On the other hand, in the assumption of only the minimum increase amount is subscribed (one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20)) and in the assumption of no subsequent capital decrease, the new capital stock of the Company shall be three billion, one hundred and one million, nine hundred, six thousand, two hundred, eighty-six Reais and thirty-four centavos (R$3,101,906,286.34).

Concurrently, in the event of (i) full subscription of total amount of capital increase, and (ii) the approval of the capital decrease proposal; the new capital stock of the Company shall be six hundred, fifty-one million, two hundred, forty-eight thousand, three hundred, ninety-six Reais and twenty-three centavos (R$651,248,396.23). On the other hand, concurrently, in the event of (i) full subscription of only minimum amount of capital increase, and (ii) the approval of capital decrease proposal; the amount of new capital stock of the Company shall be five hundred, sixteen million, eight hundred, seventy-three thousand, three hundred, sixty-four Reais and forty-three centavos (R$ 516,873,364.43).

2. Inform if increase shall be made by: (a) conversion of debentures or other bonds into shares; (b) exercise of subscription right or subscription warrant; (c) capitalization of profits or reserves; or (d) subscription of new shares

Increase shall be fully made by subscribing new shares.

3. Explain, in detail, the reasons for increase and its legal and economic consequences

The main reason for the capital increase under consideration is the Company’s need of having sufficient cash available to deal with acquisition of all shares composing the capital stock of Upcon Incorporadora S.A.. Complementarily, the reason for the capital stock increase under consideration is the working capital financing, so that the Company may execute its new projects, and honor its obligations.

Once concluded referred capital increase, which shall confer preemptive right to the Company’s shareholders, the Company shall acquire all shares issued by Upcon Incorporadora S.A., which will become a wholly-owned subsidiary of the Company.

4. Provide a copy of the Fiscal Council report, where applicable

Not applicable

5. In the event of capital increase by means of share subscription

a. Describe the allocation of funds

Out of total amount of capital increase under consideration, (i) one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20) shall be used to acquire all shares composing the capital stock of UPCON Incorporadora S.A., while, (ii) remaining one hundred, thirty-four million, three hundred, seventy-five thousand, thirty-one Reais and eighty centavos (R$134,375,031.80) shall be used as working capital to reinforce the Company’s cash, so that it may safely and satisfactorily, execute new projects and honor its obligations amid this challenging scenario we have been facing with COVID-19 outbreak.

b. Inform the number of shares issued of each type and class

All in all, at most, (i) seventy-five million, six hundred and ten thousand (75,610,000) non-par, registered, book-entry, common shares shall be issued at the price of four Reais and ten centavos (R$4.10), or (ii) at least, forty-two million, eight hundred, thirty-five thousand, six hundred and two (42,835,602) non-par, registered, book-entry, common shares, issued at the price of four Reais and ten centavos (R$4.10).

c. Describe the rights, advantages and restrictions assigned to shares to be issued

Shares to be issued shall be non-par, registered, book-entry, common shares, and each share shall confer to its holder the right to one vote in the general meeting’s resolutions, as well as other rights assured by Law No. 6.404/76.

d. Inform if subscription shall be public or private

The subscription of capital increase under consideration shall be private.

e. Referring to a private subscription, inform if related parties, as those defined by accounting standards dealing with this issue, will subscribe shares in the capital increase, specifying respective amounts, when these amounts are already known.

Taking into account that subscription shall be private, shareholders shall be the recipients, but they do not characterize related party according to the accounting standards.

f. Inform the issue price of new shares or reasons by which pricing shall be delegated to the board of directors, in cases of public distribution.

Not applicable.

g. Inform the face value of shares issued or, when referring to non-par shares, the issue price amount to be allocated to the capital reserve

Shares to be issued shall not have face value and no amount shall be allocated to the capital reserve.

h. Provide Management opinion on the capital increase effects, especially referring to dilution caused by increase

The capital increase is a way of paying for the acquisition of all shares issued by Upcon Incorporadora S.A., since the concept which prevailed over business was using securities issued by the Company — shares and convertible debentures, preserving its cash resources. In addition, payment through securities aligns shareholders’ interest, including new shareholders, and Management.

The deal was purpose of studies and analyses which evidenced that the combination between the Company and Upcon Incorporadora S.A. makes sense, as they operate in the same sector. Upcon Incorporadora S.A. has projects in progress, and estimates a PSV (Potential Sales Value) surpassing R$1.4 billion, as indicated by Banco Fator S.A. report, which is attached hereto as complementary documentation.

Upcon Incorporadora S.A. stands out for innovation, customization of its projects, technology and safety which are also the Company’s characteristics. Thus, their complementarity is clear.

The preemptive right shall be ensured to the Company’s shareholders to subscribe securities, purpose of private issue. If even assuring the preemptive right, any dilution is verified, this is counterbalanced by the addition of real and potential assets contributed by Upcon Incorporadora S.A. Therefore, eventual dilution is relative.

i. Inform the criterion to calculate the issue price and justify, in detail, the economic aspects determining its election

Shares to be issued were priced based on studies and analyses made by Eleven Serviços de Consultoria e Análise S.A. which took into account the three parameters mentioned in Article 170, Paragraph 1 of Law No. 6.404/76, and a twenty percent (20%) discount was considered out of amount weighted from these legal three parameters, therefore, approaching the price of shares to be issued to more recent price of the Company’s shares traded in the market.

j. If issue price is defined with premium or discount in relation to the market cap, identify the reason for premium or discount and explain how it was calculated

As explained above, share issue price was calculated with a twenty percent (20%) discount, since the Company seeks stimulating its shareholders to exercise the preemptive right, so that the issue price approaches more recent price of the Company’s shares traded in the market.

k. Provide a copy of all reports and studies subsidizing the issue pricing

An analysis and evaluation report is attached hereto, issued by Eleven Serviços de Consultoria e Análise S.A.

l. Inform the price of each type and class of the Company’s shares in the markets where shares are traded, identifying:

i.                      Minimum, average and maximum price each year, over the last three (3) years

Last 3 years
	Minimum	Average	Maximum
2020 YTD	2.80	7.46	10.15
2019	4.77	7.63	16.95
2018	9.47	13.07	20.60
2017	1.88	12.52	28.79

ii. Minimum, average and maximum price each quarter, over the last two (2) years

Quarters of the last 2 years
	Minimum	Average	Maximum
1Q20*	2.80	7.46	10.15
4Q19	5.45	6.41	8.67
3Q19	5.06	6.16	7.15
2Q19	4.77	6.00	8.39
1Q19	8.54	12.20	16.95
4Q18	11.13	13.83	16.90
3Q18	9.90	11.44	12.40
2Q18	10.00	12.03	13.49
1Q18	9.47	15.13	20.60

                 *until 03/30/2020

iii. Minimum, average and maximum price each month, over the last six (6) months

Last 6 months
	Minimum	Average	Maximum
Mar/20*	2.80	4.60	7.40
Feb/20	6.88	8.36	9.19
Jan/20	8.14	9.33	10.15
Dec/19	5.92	7.33	8.67
Nov/19	5.54	6.23	6.78
Oct/19	5.45	5.73	6.13

                               * until 03/30/2020

iv. Average price of the last 90 days

	Minimum	Average	Maximum
2020 YTD	2.80	7.46	10.15
Last 90 Trading Sessions	2.80	7.37	10.15

m. Inform the share issue prices in capital increases made over the last three (3) years

Date of Increase	Issue Price
08/15/2019	R$ 5.57
04/15/2019	R$ 5.03
12/20/2017	R$ 15.00

n. State percentage of potential dilution resulting from the issue

As already informed in item 1 above, the capital increase envisages a minimum increase amount (R$175,625,968.20) and a maximum increase amount (R$ 310,001,000.00).

In the minimum increase amount, forty-two million, eight hundred, thirty-five thousand, six hundred and two (42,835,602) shares shall be issued and in the maximum increase amount, seventy-five million, six hundred and ten thousand (75,610,000) shares shall be issued.

In the minimum increase amount, dilution shall be 26.31%.

In the maximum increase amount, dilution shall be 38.7%.

o. Inform the terms, conditions and forms of subscription and payment for shares issued

Once approved the capital increase at the Extraordinary Shareholders’ Meeting (“ESM”) to be held on April 30, 2020, at 10:00 a.m., subsequently, credit holders deriving from the purchase and sale of shares issued by Upcon Incorporadora S.A., will capitalize it, subscribing the shares issued corresponding to their credit. On the days following the ESM, the corresponding Notice to Shareholders shall be published, and the date of publication of Notice to Shareholders shall correspond to the initial term to be defined at the ESM, not less than 30 days to the Company’s shareholders exercise their preemptive right. The Notice to Shareholders shall contain details on the share subscription, and the payment for shares shall be made upon subscription.

p. Inform if shareholders will have preemptive right to subscribe new shares issued and detail the terms and conditions to which this right is subject.

The Company’s shareholders shall have preemptive right to subscribe new shares issued, within thirty (30) days, as of the date of publication of appropriate Notice to Shareholders, pursuant to Article 171, Paragraph 2 of the Brazilian Corporation Law.

q. Inform the Management proposal dealing with eventual unsold shares.

Once subscribed the minimum amount of capital increase, corresponding to one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20), the Company will not conduct additional rounds.

r. Describe in detail the procedures to be adopted, in the event of partial ratification of capital increase

Once subscribed the minimum amount of capital increase, corresponding to one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos  (R$175,625,968.20), this will be considered concluded.

s. If share issue price is, partially or fully, realized in assets

i. Full description of assets

Not applicable.

ii. Clarify the relationship between the assets merged into the Company’s assets and its corporate purpose

Not applicable.

iii. Provide a copy of the assets appraisal report, if available

Not applicable.

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2020

EXHIBIT II

Information of Exhibit 15 of ICVM 481/09

__________________________________________________________

a. Inform the maximum issue amount

The issue of debentures shall be divided into two series. In the first series, six hundred and sixty-seven (667) debentures shall be issued at the unit face value of fifty thousand Reais (R$50,000.00), totaling a maximum amount of thirty-three million, three hundred and fifty thousand Reais (R$33,350,000.00) for the series. In the second series, three hundred and thirty-three (333) debentures shall be issued, at the unit face value of one hundred thousand Reais (R$100,000.00), totaling a maximum amount of thirty-three million, and three hundred thousand Reais (R$33,300,000.00) for the series. Thus, the maximum issue amount, considering these two series, totals sixty-six million, six hundred and fifty thousand Reais (R$66,650,000.00).

b. Inform if issue will be divided into series

Issue of debentures shall be divided into two series.

c. Inform the number and the face value of debentures of each series

In the first series, six hundred, sixty-seven (667) debentures shall be issued at the unit face value of fifty thousand Reais (R$50,000.00), totaling a maximum amount of thirty-three million, three hundred and fifty thousand Reais (R$33,350,000.00) for the series. In the second series, three hundred and thirty-three (333) debentures shall be issued at the unit face value of one hundred thousand Reais (R$100,000.00), totaling a maximum amount of thirty-three million and three hundred thousand Reais (R$ 33,300,000.00) for the series.

d. Inform the allocation of funds

The funds deriving from the issue of the second series of debentures shall be directed to the issuer’s payment for the acquisition of all shares issued by UPCON Incorporadora S.A.. The proceeds deriving from the issue of the second series of debentures shall be directed to the issuer’s acquisition of credit held by Mr. Gilberto Bernardo Benevides against UPCON S.A., from which he is a shareholder.

e. Explain, in detail, the reasons for issue and its consequences

The issue of debentures occurs within the context of the issuer company merging all the shares issued by UPCON S.A., which will become its wholly-owned subsidiary. This transaction, by combining both companies, which operate in the same sector, will represent the synergy gains already existing and the creation of new synergies between their respective activities, thus, resulting in lean financial, technical and operational costs and benefiting shareholders and the markets where these companies operate.

The issue of the first series of debentures, specifically, will provide the funds to be directed to the issuer’s payment for the acquisition of all shares issued by UPCON Incorporadora S.A.. The issue of the second series of debentures will provide the funds to be directed to the issuer’s acquisition of credit held by Mr. Gilberto Bernardo Benevides against UPCON S.A., from which he is a shareholder.

f. Inform the remuneration of debentures

The remuneration of debentures composing both series shall be half percent (0.50%) p.a. and shall include the IGP-M/FGV (General Market Price Index).

g. Inform the type of debentures to be issued and describe collaterals, if any

Debentures shall be subordinated, unsecured.

h. Inform the term, maturity, amortization and redemption conditions, including the assumptions of early maturity, if any

The debentures composing the first series shall mature on July 15, 2021; the second series debentures shall mature on February 28, 2021. The debentures composing both series shall be amortized over principal and accrue interest rates. Debentures shall not be redeemable. There is no assumption of early maturity of debentures.

i. Inform if subscription shall be public or private

The subscription of debentures shall be private.

j. Inform the matters whose definition shall be delegated to the board of directors

No matter shall be delegated to the board of directors, to the extent that the general meeting is liable for resolving on the characteristics of debentures.

k. Identify the fiduciary agent

The issuer, aware of the relevance of electing the fiduciary agent, has been frequently contacting the institutions assessed to hold this position, and selection is still pending.

l. Inform the issue risk rating, if any

There is no risk rating for the issue of debentures.

m. Inform the secondary market where debentures shall be traded, where applicable

The subscription of debentures shall be private. In the event of exercise of preemptive right by shareholder, respective negotiation shall be treated within the scope of the Center of Custody and Financial Settlement of Private Securities– CETIP.

n. In the event of issue of convertible debentures

i. Inform the conversion ratio

The conversion ratio of debentures composing the first series shall be based on the unit price of eight Reais (R$8.00) per share. The conversion ratio of  debentures composing the second series shall be based on the average closing price of eighty-four (84) trading sessions immediately preceding the first business day before maturity.

 ii. Justify, in detail, the economic aspects determining the conversion ratio

The economic aspects determining the conversion ratio are based on an appraisal report issued by Banco Fator S.A..

iii. Provide Management’s opinion on the capital increase effects, especially concerning the dilution caused by increase

The Management’s opinion on the capital increase effects is based on an appraisal report issued by Banco Fator S.A..

iv. Provide a copy of all reports and studies to subsidize the conversion ratio

The definition of conversion ratio was subsidized by an appraisal report issued by Banco Fator S.A..

v. Inform the terms and conditions to which conversion is subject

Debentures composing the first series may be converted by its holders at any time from the issue date until maturity date. Debentures composing the second series only may be converted on the maturity date, to take place by means of payment in kind by issuer of shares issued thereby, observing the conversion ratio.

vi. Describe the rights, advantages and restrictions of shares resulting from conversion

The shares resulting from debentures conversion shall be common shares, conferring its holder the right to one vote at the general meeting’s resolutions, without any advantage or specific restriction.

vii. Inform if shareholders shall have preemptive right to subscribe debentures, detailing the terms and conditions to which this right is subject

Shareholders shall have preemptive right to subscribe debentures and may exercise it within thirty (30) days as of the date of publication of appropriate notice to shareholders.

viii. Inform percentage of potential dilution resulting from the issue

Potential dilution resulting from conversion of debentures issued in the first series is two percent (2%). Potential dilution resulting from conversion of debentures issued in the second series is not presumed, since it will rely on the average closing price of eighty-four (84) trading sessions immediately preceding the first business day before maturity, as indicated on the conversion ratio.

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2020

EXHIBIT III

Exhibit 20-B of CVM Instruction 481/09

1. Thoroughly justify the objective and the economic effects expected from this operation;

The Company’s shares acquired within the scope of the share buyback program shall be held in treasury, aiming at creating value for the Company’s shareholders, which can be subsequently canceled, sold and/or used in compliance with the exercise of stock options granted by the Company.

2. Inform the number of shares (i) outstanding and (ii) those already held in treasury;

Pursuant to Article 8 of CVM Instruction No. 567/15, on 03.16.2020, the Company owns (i) 120,000,000 free-float shares, of which (ii) 1,672,442 shares are held in treasury.

3. Inform the number of shares that can be acquired or sold;

The maximum number of shares to be acquired by the Company, under the terms of the share buyback program is up to 10,327,558 common shares, as set forth by Article 8 of CVM Instruction No. 567/15.

4. Describe the main characteristics of derivative instruments the Company may use if any;

The Company may use derivative instruments to acquire shares in the forward stock market, whose terms and conditions shall be determined case by case, observing legal thresholds.

5. Describe, if any, eventual voting agreements or guidance between the company and the counterparty of operations;

Not applicable. Shares shall be acquired through trades on the stock exchange, therefore, there is no voting guidance between the Company and counterparties in referred operation.

6. In the assumption of trades out of securities organized markets, inform: a. the maximum (minimum) price by which shares shall be acquired (sold); and b. where applicable, the reasons to justify the trade at prices higher than ten percent (10%), in case of acquisition, or lower than ten percent (10%), in case of sale, the average price, weighted by volume, in preceding ten (10) trading sessions;

Not applicable, since trades take place on the stock exchange.

7. Inform, if any, the impacts of the operation on the company’s controlling interest or administrative structure;

No impact will be seen on the Company’s controlling interest or administrative structure due to the share buyback program.

8. Identify the counterparties, if known and, if referring to any party related to the company, as defined by accounting standards that regulate this matter, also provide the information required by Article 8 of CVM Instruction No. 481 of December 17, 2009;

Not applicable. Shares shall be acquired through trades on the stock exchange, therefore, the counterparties are unknown.

9. Indicate the allocation of proceeds, where applicable; 10. Indicate the maximum term to settle authorized trades;

The decision to cancel or sell the shares acquired within the scope of the share buyback program and held in treasury shall be appropriately made, and duly informed to the market.

11. Identify the financial institutions to act as brokers if any;

The acquisitions shall be made at market value on B3’s trading session, and the following financial institution acting as broker: PLANNER CORRETORA DE VALORES S.A., enrolled with the Corporate Taxpayer’s ID (CNPJ) 00.806.535/0001-54, headquartered at Av. Brigadeiro Faria Lima 3900, 10º andar, Itaim Bibi, in the City and State of São Paulo.

12. Specify the funds available to be used, as provided for by Article 7, Paragraph 1 of CVM Instruction No. 567 of September 17, 2015.

According to the interim financial information – ITR referring to the third quarter of 2019, approved by the Board of Directors on 11/06/2019, the Company has funds available according to Article  7, Paragraph 1 of CVM Instruction No. 567/15.

13. Specify the reasons by which members of the Board of Directors feel comfortable that the share buyback will neither harm the compliance with the obligations assumed with creditors nor the payment of fixed or minimum mandatory dividends.

Members of the Board of Directors feel comfortable that the share buyback program will neither harm the compliance with the obligations assumed with its creditors nor the payment of mandatory dividends.

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2020

EXHIBIT IV

Information on items 12.5 to 12.10 of the Reference Form relating to Mr. Gilberto Bernardes Benevides

12.5 In relation to each member of the issuer’s Management and members of the fiscal council, indicate, as a table / 12.6 Percentage of attendance at meetings held by respective body during the same period, after office investiture

Name	Gilberto Bernardo Benevides
Date of Birth	07/24/1951
Profession	Civil Engineering
CPF/MF or Passport	756.749.718-20
Position to be held	Member of the Board of Directors
Date of election	04/30/2020
Date of investiture	Until 05/30/2020
Term of Office	Until the Annual Shareholders’ Meeting of 2021
Other duties performed	Not applicable
Appointed/Elected by controlling shareholder	No
Independent Member	No
Number of consecutive tenures	0
Percentage of attendance at meetings held	0%

Mr. Gilberto Benevides has over 40 years of experience in construction and real estate development sectors, he worked from 1984 to 2008 at Company S.A., also from 2006 to 2008 with the company, until operation with Brascan, and helmed the company from 2008 to 2010. Since 2010, Mr. Benevides has been acting as officer at UPCON Incorporadora S.A.. He holds a degree in Civil Engineering from Mackenzie University, with graduate diploma in Business Administration from the same institution.

Mr. Gilberto Benevides declares, for all legal purposes, that over the past five  (5) years, he (i) was not criminally convicted, (ii) he was not convicted in any administrative proceeding of the Brazilian Securities and Exchange Commission or (iii) any conviction by unappealable court decision, in legal or administrative proceeding, to have suspended him or disqualified him from the practice of any professional or business activity.

12.7 Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as members of audit, risk, financial, and compensation committees, even if these committees or structures are not statutory

The member appointed herein does not act as a member of statutory committees, and audit, risk, financial and compensation committees, even if these committees or structures are not statutory.

12.8 In relation to each person acting as a member of statutory committees, as well as audit, risk, financial and compensation committees, even if these committees or structures are not statutory, inform, as a table, the percentage of attendance at meetings held by respective body during the same period, after office investiture

Members appointed herein neither acted as members of statutory committees, nor audit, risk, financial and compensation committees, even if these committees or structures are not statutory.

12.9 Inform the existence of marital relationship, common-law marriage or kinship up to second degree between:

a.          issuer’s management

b.         (i) issuer’s management and (ii) management of issuer’s direct or indirect subsidiaries

c.          (i) management of issuer or its direct or indirect subsidiaries and (ii) issuer’s direct or indirect controlling shareholders

d.         (i) issuer’s management and (ii) management of issuer’s direct and indirect controlling companies

Mr. Gilberto Benevides is father of Mr. Guilherme Augusto Soares Benevides, Gafisa S.A.’s officer

12.10 Inform relations of subordination, service rendering or control held, over the last three fiscal years, between issuer’s management and:

a.          direct or indirect subsidiary by issuer, except for those where issuer directly or indirectly holds total capital stock

b.         issuer’s direct or indirect controlling shareholder

c.          if relevant, supplier, client, debtor or creditor of issuer, its subsidiary or controlling companies or subsidiaries of any of these parties

Mr. Gilberto Benevides acted as officer and shareholder of UPCON Incorporadora S.A., the Company’s subsidiary.

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2020

EXHIBIT V

Information on Exhibit 19 of ICVM 481/09

1.      Describe business

The transaction under consideration aims Gafisa’s acquisition of all shares issued by Upcon, through a purchase and sale agreement, and current shareholders as its counterparties, whose price shall be paid by means of registry by the Company of credit for sellers who subsequently will capitalize part of the Company’s capital increase, and the remaining amount in the payment of a series of optional debentures.

In addition, the transaction also envisages Gafisa’s acquisition of credit held by one of Upcon’s shareholders, Mr. Gilberto Bernardo Benavides, against investee, obtained as a result of settlement of Upcon’s debts.

2.      Inform the statutory or legal reason by which business was submitted for approval of the meeting

Pursuant to Article 122 of Law No. 6.404 of December 15, 1976, the general meeting was called to resolve on the acquisition of all shares issued by Upcon Incorporadora S.A., since payment of such acquisition directly involves the issue of shares in capital increase and two series of convertible debentures.

3.      Relating to the company whose control was or will be acquired:

a.      Inform the name and qualification

Upcon Incorporadora S.A., a closely-held corporation, enrolled with the corporate taxpayer’s ID (CNPJ) 08.168.657/0001-74, registered at the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE No. 35.300.415.167, headquartered at Avenida das Nações Unidas, 12.399 – Edifício Landmark Nações Unidas, conj. 21B e 22B, Brooklin Novo, CEP 04578-000, São Paulo – SP.

b.      Number of shares or quotas of each class or type issued

Currently, Upcon’s capital stock is two hundred, eight million, nine hundred, seventy-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$ 208,975,968.20), divided into five million, two hundred, fifty-one thousand, three hundred and sixty-five (5,251,365) non-par, registered, common shares.

c.       List all controlling shareholders or those composing the direct or indirect controlling interest and their interest in the capital stock, whether related parties, as those defined by the accounting standards dealing with this issue

Members of Upcon’s controlling interest are:

1.          Gilberto Bernardo Benevides, with an interest corresponding to 92.1824% of Upcon’s total capital stock.

2.          Guilherme Augusto Soares Benevides, with an interest corresponding to 6.3962% of Upcon’s total capital stock.

3.          Fábio Freitas Romano, with an interest corresponding to 1.4214% of Upcon’s total capital stock.

d.      For each class of type of shares or quotas of the company whose control will be acquired, inform:

i.                      Minimum, average and maximum price each year, in the markets where shares are traded, over the last three (3) years

Not applicable. Upcon is a closely-held corporation, it does not have securities traded in the market.

ii.                    Minimum, average and maximum price each quarter, in the markets where shares are traded, over the last two (2) years

Not applicable. Upcon is a closely-held corporation, it does not have securities traded in the market.

iii.                  Minimum, average and maximum price each month, in the markets where shares are traded, over the last six (6) months

Not applicable. Upcon is a closely-held corporation, it does not have securities traded in the market.

iv.                  Average price in the markets where shares are traded, over the last 90 days

Not applicable. Upcon is a closely-held corporation, it does not have securities traded in the market.

v.                    Shareholders’ equity amount at market prices, if information is available;

Not applicable. Upcon is a closely-held corporation, it does not have securities traded in the market.

vi.                  Amount of annual net income for the last two (2) fiscal years, monetarily restated

 Upcon posted a net loss of twelve million, five hundred and fifty-three thousand Reais (R$12,553,000.00) in the fiscal year of 2018,  and a net income of three million and eighty-four thousand Reais (R$3,084,000.00) in the fiscal year of 2019.

4.      Main business terms and conditions, including:

a.      Seller’s identification

The sellers, holding 100% of Upcon’s capital stock, are:

1.          Gilberto Bernardo Benevides, Brazilian citizen, married under separate property ruling, born in the city of São Paulo – SP on 07/24/1951, civil engineer, bearer of the identity card (RG) No. 4.808.197-8, enrolled with the individual taxpayer’s register (CPF) No. 756.749.718-20, with business address at Avenida das Nações Unidas, 12.399 – Edifício Landmark Nações Unidas, 2º andar, conj. 21B e 22B, Brooklin, CEP 04578-000, São Paulo – SP;

2.          Guilherme Augusto Soares Benevides, Brazilian citizen, married under separate property ruling, born in the city of São Paulo – SP on 08/09/1981, businessman, bearer of the identity card (RG) No. 32.502.475-3 SSP/SP, enrolled with the individual taxpayer’s register (CPF) No. 168.235.028-27, with business address at Avenida das Nações Unidas, 12.399 – Edifício Landmark Nações Unidas, 2º andar, conj. 21B e 22B, Brooklin, CEP 04578-000, São Paulo – SP; and

3.          Fabio Freitas Romano, Brazilian citizen, married under community property ruling, born in São Paulo – SP on 04/19/1975, civil engineering, bearer of the identity card (RG) 25.045.313-7 SSP/SP, enrolled with the individual taxpayer’s register (CPF) No. 282.219.698-26, with business address at Avenida das Nações Unidas, 12.399 – Edifício Landmark Nações Unidas, 2º andar, conj. 21B e 22B, Brooklin, CEP 04578-000, São Paulo – SP.

b.      Total number of shares or quotas acquired or to be acquired

Five million, two hundred, fifty-one thousand, three hundred and sixty-five (5,251,365) non-par, registered, common shares issued by Upcon shall be acquired.

c.       Total price

The amount to be paid due to Upcon acquisition shall be two hundred, forty-two million, two hundred, seventy-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$242,275,968.20), and two hundred, eight million, nine hundred, seventy-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$208,975,968.20) corresponding to the credit to be registered at the Company in favor of sellers, and thirty-three million and three hundred thousand Reais (R$33,300,000.00) corresponding to the acquisition of credit held by Mr. Gilberto Bernardo Benevides against Upcon.

d.      Price per share or quota of each type or class

The transaction did not consider the individual amount of each share, but as a group, which comprises an additional amount due to verification of control premium.

e.      Payment conditions

The payment for the acquisition of all shares issued by Upcon, in the total amount of two hundred, eight million, nine hundred, seventy-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$208,975,968.20) shall be paid by means of registry by the Company of credit to Upcon’s shareholders, who then will capitalize the amount of: (i) one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20) in the Company’s capital increase; and (ii) thirty-three million, three hundred and fifty thousand Reais (R$33,350,000.00) in the payment of first series of optional debentures.

The payment for the acquisition of credit held by Mr. Gilberto Bernardo Benevides against Upcon, in the amount of thirty-three million and three hundred thousand Reais (R$33,300,000.00) shall be made by means of registry by the Company, in relation to Mr. Gilberto Bernardo Benevides’ credit, who will use it in the payment of new series of convertible debentures.

f.        Suspensive and resolutory conditions to which business is subject

Business under consideration is not subject to any suspensive or resolutory condition, since all condition precedents provided for in the Complementary Investment Agreement were already verified.

g.      Summary of sellers’ representations and warranties

Sellers provided common declarations to this type of agreement, such as those relating to capacity, authorization, compliance with the Anticorruption Law, and those concerned with the fact that the execution of agreement does not result in the non-compliance with previous agreements, orders, legal and administrative court decisions, which may affect the transaction.

h.      Rules on buyers’ indemnity

Sellers undertook to indemnify the Company due to any loss referring to: (i) misleading or incomplete representations and/or warranties tendered by Shareholders; (ii) any undisclosed liability not accrued in Upcon’s financial statements whose triggering event precedes March 27, 2020; (iii) liabilities known by Shareholders but not mentioned in exhibits to Complementary Agreement; and (iv) civil liabilities for works of Upcon, engineering risks and adequacy of works carried out until March 27, 2020.

i.         Governmental approvals necessary

The Transaction was approved by the Brazilian Antitrust Authority (CADE), without restrictions, according to order No. 139 of CADE Superintendence General, published in the Federal Official Gazette of February 11, 2020 (Merger No. 08700.000156/2020-67);

j.        Guarantees granted

Besides the reciprocal declaration issued concerning the compliance with  Anticorruption Laws, the Company endeavored its best efforts with Upcon’s creditors in an attempt of replacing personal guarantees tendered by sellers to the benefit of investee, also indemnify and hold sellers harmless from any loss they may suffer due to: (i) misleading or incomplete representations and/or warranties tendered by Gafisa; and (ii) any liabilities relating to Upcon, whose triggering event occurred after March 27,020, to be claimed from either shareholder and paid by them.

5.      Describe the purpose of business

The execution of business represents, according to the parties’ understanding, synergy gains, thus, enabling lean financial, technical and operational costs, as well as benefits for respective shareholders and for the markets where they operate.

6.      Provide analysis of benefits, costs and risks of business

Considering the fact that the transaction comprises companies operating in the same sector, Upcon acquisition by Gafisa represents synergy gains through integration of their projects, centralized in Gafisa.

Subsequent costs involving this business are not foreseen, since considering recent capital increase, Upcon will not imply additional costs for Gafisa at this moment.

No additional risks were found besides those already identified in due diligence. However, even if risks are identified, the Company is protected by Representations and Warranties established.

7.      Inform which costs will be incurred by the company if business is not approved

No fine or any other penalty applicable to the assumption of non-approval of business  was stipulated.

8.      Describe the sources of funds for business

The sources of funds for business are justified by (i) a capital increase of one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20) to be capitalized by sellers, due to the registry of their credit against the Company; and (ii) the issue of optional and convertible debentures, respectively, in the amounts of thirty-three million, three hundred and fifty thousand Reais (R$33,350,000.00 ) and thirty-three million and three hundred thousand Reais (R$33,300,000.00).

9.      Describe the Management’s plan for the Company whose control was or will be acquired

Management considers using Upcon’s expertise by promoting the integration of its activities with the Company’s activities, also add potential to its complementary landbanks, so that to develop these capacities in both companies.

10.  Provide a justified declaration of Management recommending the business approval

Management understands, by approving the execution of the Purchase and Sale Agreement for All Shares Issued by Upcon Incorporadora S.A., that due to the synergy gains potentialized by the combination of both companies, with landbanks and high profitability projects and of common interest, the transaction outcome would justify its approval.

11.  Describe any corporate relationship, even if indirectly, between:

a. Any of the sellers or the company whose control was or will be sold; and

b. Parties related to the company, as defined by the accounting standards dealing with this issue

There is no relationship between sellers and parties related to the Company. They are considered independent third parties.

12.  Inform details of any business conducted over the last two (2) years by parties related to the company, as those defined by the accounting standards dealing with this issue, with equity interests or other securities or bonds of the company whose control was or will be acquired

There is no relationship between Upcon and parties related to the Company. These are considered independent third parties.

13.  Provide a copy of all studies and appraisal reports, prepared by the company or third parties, to subsidize the acquisition price negotiation

Studies and reports to subsidize the negotiation and the acquisition price are sent as complementary documentation.

14.  In relation to third parties preparing studies or appraisal reports

a.      Inform the name

Concept Auditores Independentes S.S

Banco Fator S.A.

b.      Describe its qualification

Banco Fator S.A. was engaged as the Company’s financial advisor, for the purposes of transaction materialization. Banco Fator is a financial conglomerate with over 50 years of experience, offering investment bank, corporate banking, asset management, private banking and corporate insurance products.

c.       Describe how they were selected

Concept and Banco Fator were selected due to their quality, experience and background in appraisal reports in general.

d.      Inform if these are parties related to the company, as those defined by the accounting standards dealing with this issue

There is no relationship between Banco Fator and parties related to the Company. These are considered independent third parties.

Gafisa S.A.

Publicly-held Company

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952 – CVM Code No. 01610-1

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2020

EXHIBIT VI

Reports issued by Banco Fator, Eleven Serviços de Consultoria e Análise S.A. and Concept Auditores Independentes S.S.